SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

 PURSUANT TO §240.13d-2(a)

(Amendment No. 6 )*

Sonde Resources Corp.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
8354261071

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA 98004
(425) 974-3788

Copy to:

Julia Vax, Esq.
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Seventh Floor
San Francisco, CA 94111-4024
(415) 434-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8354261071	13D	Page 2 of 10 pages

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	2,694,163

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,694,163

	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,694,163
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	4.3%
14.		Type of Reporting Person (See Instructions)	IA

CUSIP No. 8354261071	13D	Page 3 of 10 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			0
	7.	Sole Voting Power	2,624,163

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	2,624,163

	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,624,163
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	4.2%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No. 8354261071	13D	Page 4 of 10 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR CAYMAN GP, LTD.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	2,624,163

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,624,163

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,624,163
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	4.2%
14.		Type of Reporting Person (See Instructions)	OO

CUSIP No. 8354261071	13D	Page 5 of 10 pages

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	2,694,163

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,694,163

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,694,163
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	4.3%
14.		Type of Reporting Person (See Instructions)	IN/HC

CUSIP No. 8354261071	13D	Page 6 of 10 pages

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	2,694,163

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,694,163

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,694,163
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	4.3%
14.		Type of Reporting Person (See Instructions)	IN/HC

CUSIP No. 8354261071	13D	Page 7 of 10 pages

Item 1.   Security and Issuer.

This Amendment No. 6 (this “Amendment”) amends and supplements Amendment No. 5 to Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2010, and is being filed by Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Cayman GP, Ltd. (“Steelhead Navigator Cayman”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein, relating to shares of common stock, no par value per share (the “Common Stock”), of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.) (the “Issuer”). Unless expressly amended or supplemented by this Amendment, all information previously included in the Schedule 13D remains in effect.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of Steelhead, Steelhead Navigator Cayman, Steelhead Navigator, James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead,  Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004. The principal business address of Steelhead Navigator Cayman and Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Steelhead Navigator is an exempted limited partnership, whose investment manager is Steelhead and whose general partner is Steelhead Navigator Cayman. Steelhead Navigator Cayman is an exempted company, whose sole shareholder is Steelhead and whose principal business is acting as the general partner of Steelhead Navigator.  Steelhead is an investment adviser registered as such with the SEC. Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator Cayman, Steelhead Navigator, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator Cayman, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator Cayman is a Cayman Islands exempted company (a successor to all of the business of Steelhead Offshore Partners, LLC), Steelhead Navigator is a Cayman Islands exempted limited partnership (a successor to all of the business of Steelhead Navigator Master, L.P., a Bermuda exempted limited partnership), and Mr. Johnston and Mr. Klein are United States citizens.

Item 5.   Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a)     Steelhead Navigator beneficially owns 2,624,163 shares of Common Stock.  The percentage of Common Stock beneficially owned by Steelhead Navigator is 4.2%.

CUSIP No. 8354261071	13D	Page 8 of 10 pages

Steelhead Navigator Cayman, as the general partner of Steelhead Navigator, Steelhead, as the sole shareholder of Steelhead Navigator Cayman and as the investment manager of Steelhead Navigator and certain client accounts, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator and/or such client accounts in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Steelhead Navigator Cayman, Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead Navigator Cayman, Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Steelhead, Mr. Johnston and Mr. Klein beneficially own 2,694,163 shares of Common Stock (which includes all of the Issuer’s shares beneficially owned by Steelhead Navigator), and the percentage of Common Stock beneficially owned by such reporting persons is 4.3%.

The calculation of percentage of beneficial ownership in Item 13 of pages 2 - 6 of this Schedule 13D was derived from the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on August 12, 2011, in which the Issuer stated that the number of shares of its Common Stock outstanding as of August 11, 2011 was 62,300,000 shares.

Item 5(b) is amended and supplemented as follows:

(b)          Reference is made hereby to Items 7 to 10 of pages 2 - 6 of this Schedule 13D which Items are incorporated herein by reference.

Item 5(c) is amended and supplemented as follows:

(c)      During the past sixty days, the reporting persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Shares (#)	Price/Share ($)
Steelhead Navigator	10-06-2011	5,400	2.2191
Steelhead Navigator	10-10-2011	3,000	2.256
Steelhead Navigator	10-11-2011	1,900	2.2771
Steelhead Navigator	10-12-2011	6,900	2.3912
Steelhead Navigator	10-13-2011	5,000	2.4337
Steelhead Navigator	10-14-2011	10,900	2.6354
Steelhead Navigator	10-17-2011	1,000	2.624
Steelhead Navigator	10-18-2011	5,700	2.5748
Steelhead Navigator	10-21-2011	4,800	2.6255
Steelhead Navigator	10-24-2011	800	2.6109
Steelhead Navigator	10-24-2011	700,000	2.5978

Item 5(e) is amended and supplemented as follows:  On October 24, 2011, the reporting persons owned less than five percent of the Issuer’s Common Stock.

Item 7.   Material to Be Filed as Exhibits.

No.	Exhibit
1.	Joint Filing Undertaking.
2.	Power of Attorney James Michael Johnston
3.	Power of Attorney Brian Katz Klein

CUSIP No. 8354261071	13D	Page 9 of 10 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2011	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR CAYMAN GP, LTD. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein

CUSIP No. 8354261071	13D	Page 10 of 10 pages

EXHIBITS LIST

No.	Exhibit
1.	Joint Filing Undertaking.
2.	Power of Attorney James Michael Johnston
3.	Power of Attorney Brian Katz Klein

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 26, 2011	STEELHEAD PARTNERS, LLC By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
STEELHEAD NAVIGATOR CAYMAN GP, LTD. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent Binge Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent Binge Brent Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent Binge Brent Binge, Attorney-In-Fact for Brian Katz Klein

Exhibit 2

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Brent Binge, Greg Stevenson and Grant Hulse, the undersigned’s true and lawful attorneys-in-fact to:

(1)        execute for and on behalf of the undersigned, in the undersigned’s capacity as a member-manager of Steelhead Partners, LLC (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules thereunder, as well as Schedules 13D and 13G in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

(2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedules 13D or 13G, complete and execute any amendment or amendments thereto, and timely file any such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done pursuant to this power of attorney.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, as well as Schedules 13D and 13G, with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorneys-in-fact.

The undersigned has caused this Power of Attorney to be executed as of this 25th day of October 2011.

/s/ James Michael Johnston                                    _
(Signature)

James Michael Johnston                                            _
(Printed Name)

Exhibit 3

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Brent Binge, Greg Stevenson and Grant Hulse, the undersigned’s true and lawful attorneys-in-fact to:

(1)        execute for and on behalf of the undersigned, in the undersigned’s capacity as a member-manager of Steelhead Partners, LLC (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules thereunder, as well as Schedules 13D and 13G in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

(2)        do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedules 13D or 13G, complete and execute any amendment or amendments thereto, and timely file any such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)        take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done pursuant to this power of attorney.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, as well as Schedules 13D and 13G, with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the attorneys-in-fact.

The undersigned has caused this Power of Attorney to be executed as of this 25th day of October, 2011.

/s/ Brian Katz Klein
(Signature)

Brian Katz Klein
(Printed Name)